Prospectus Supplement No. 2	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated May 13, 2025)	Registration No. 333-286373

Aebi Schmidt Holding AG

This prospectus supplement (the “Prospectus Supplement”) updates, amends and supplements the prospectus, dated May 13, 2025 (the “Prospectus”), which forms a part of the Registration Statement on Form S-4 (Registration No. 333-286373) (the “Registration Statement”) of Aebi Schmidt Holdings AG, a Switzerland Aktiengesellschaft (“Aebi Schmidt”), filed with the U.S. Securities and Exchange Commission on April 4, 2025, and as amended on May 5, 2025 and May 12, 2025. To the extent that information in this Prospectus Supplement differs from, or updates information contained in, the Prospectus, the information in this Prospectus Supplement shall supersede or supplement the information in the Prospectus. Except as otherwise described in this Prospectus Supplement or the documents referred to, contained in or incorporated by reference in this Prospectus Supplement, the Prospectus, the annexes to the Prospectus and the documents referred to, contained in or incorporated by reference in the Prospectus are not otherwise modified, supplemented or amended.  Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This Prospectus Supplement is not complete without the Prospectus. This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement, and is qualified by reference thereto, except to the extent that the information in this Prospectus Supplement updates or supersedes the information contained in the Prospectus. Please keep this Prospectus Supplement with your Prospectus for future reference.

Investing in Aebi Schmidt’s securities involves risks that are described in the “Risk Factors” section of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or this Prospectus Supplement or determined if the Prospectus or this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is June 16, 2025.

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As previously disclosed in the Prospectus, Aebi Schmidt entered into that certain Agreement and Plan of Merger (as amended, restated or otherwise modified from time to time, the “Merger Agreement”), dated as of December 16, 2024, by and among The Shyft Group, Inc., a Michigan corporation (“Shyft”), Aebi Schmidt, ASH US Group, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Aebi Schmidt (“Holdco”), and Badger Merger Sub, Inc., a Michigan corporation and a direct, wholly owned subsidiary of Holdco (“Merger Sub”), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Shyft (such transaction, the “Merger”), with Shyft surviving the Merger as a direct, wholly-owned subsidiary of Holdco and as an indirect, wholly-owned subsidiary of Aebi Schmidt.

On June 6, 2025, Shyft filed a Current Report on Form 8-K (the “June 6 Current Report”) disclosing the information below. Aebi Schmidt is filing this Prospectus Supplement to expressly incorporate such information into the Prospectus.  For clarity, references below to the “Proxy Statement” refer to the proxy statement/ prospectus which forms a part of the Registration Statement, and for purposes of this Prospectus Supplement should be read to refer to the Prospectus.

Litigation Relating to the Merger

As of the date of the June 6 Current Report, two (2) complaints related to the Merger (the “Complaints”) have been filed: (i) Matthew Hamilton v. The Shyft Group, Inc., et al., Index No. 653237/2025, which was filed on May 27, 2025 in the Supreme Court of the State of New York County of New York, and (ii) John Thompson v. The Shyft Group, Inc., et al., Index No. 653256/2025, which was filed on May 28, 2025 in the Supreme Court of the State of New York County of New York. The Complaints were filed by purported shareholders of Shyft as separate, individual actions and allege that the Proxy Statement was materially incomplete due to certain misrepresentations and omissions in violation of the common law of the State of New York. The Complaints name Shyft and its directors as defendants and seek, among other relief, an order enjoining the consummation of the Merger. There can be no assurance regarding the ultimate outcome of the Complaints.

As of the date of the June 6 Current Report, attorneys representing a number of purported shareholders of Shyft have also delivered a number of demand letters to Shyft (the “Demand Letters”) alleging that the disclosures contained in the Proxy Statement are deficient and requesting that Shyft supplement such disclosures prior to the special meeting of Shyft’s shareholders to be held in connection with the transactions contemplated by the Merger Agreement. The Demand Letters threaten Shyft with lawsuits if the purported deficiencies in the Proxy Statement are not addressed.

It is possible that additional, similar complaints may be filed, that the Complaints may be amended, or that additional demand letters will be received by Shyft. If this occurs, Shyft does not intend to announce the filing or receipt of each additional, similar complaint or demand letter or any amended complaint unless required by applicable law.  Shyft and the other named parties in the Complaints and the Demand Letters believe that the claims asserted by the Demand Letters and the Complaints are without merit and that the disclosures in the Proxy Statement comply fully with applicable law. However, solely to moot the unmeritorious disclosure claims and to reduce the costs, risks and uncertainties inherent in potential litigation, Shyft has determined to voluntarily supplement the Proxy Statement as described herein. Nothing herein shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Shyft specifically denies all allegations set forth in the Complaints and the Demand Letters that any additional disclosure in the Proxy Statement was or is required.

Supplemental Disclosures

For clarity, new text within restated disclosures from the Proxy Statement is highlighted with bold, underlined text, while deleted text is ~~bold and stricken-through~~.

1.
The first and second paragraphs under the section captioned “Opinion of Shyft’s Financial Advisor– Summary of Financial Analyses –Discounted Cash Flow Analysis,” starting on page 88 of the Proxy Statement are hereby supplemented by amending and restating such paragraphs as follows:

Deutsche Bank performed a discounted cash flow (“DCF”) analysis for Shyft using both the Shyft Management (Incl. Blue Arc) Case and the Shyft Management (Excl. Blue Arc) Case. Deutsche Bank calculated the DCF values as the sum of the net present values of (i) the estimated future unlevered after-tax cash flows that Shyft will generate for the period 2024 through 2028 in each case, plus (ii) the terminal value of Shyft at the end of such period in each case. The terminal values for Shyft were calculated based on projected EBITDA for 2028 and a range of multiples of 6.5x to 7.5x in the case of the Shyft Management (excl. Blue Arc) Case and 7.0x to 8.0x in the case of the Shyft Management (incl. Blue Arc) Case. Deutsche Bank selected such multiples based on its review of the trading characteristics of the common stock of the Selected Companies. Deutsche Bank used discount rates ranging from 13.0% to 14.0% in both cases to derive ranges of implied total enterprise value for Shyft of approximately $625 million to $720 million excluding Blue Arc and approximately $800 million to $920 million including Blue Arc. Deutsche Bank noted that (a) the present value of the terminal value of Shyft ranged from approximately $479 million to approximately $573 million excluding Blue Arc and from approximately $640 million to approximately $758 million including Blue Arc, and (b) the present value of the free cash flows of Shyft ranged from approximately $145 million to approximately $148 million excluding Blue Arc and from approximately $158 million to approximately $161 million including Blue Arc. Assuming net indebtedness of approximately $89 million for Shyft as of September 30, 2024, as provided by Shyft management, Deutsche Bank derived ranges of implied aggregate equity value of Shyft of approximately $535 million to $630 million excluding Blue Arc and approximately $710 million to $830 million including Blue Arc. The foregoing discount rates were derived using a weighted average cost of capital analysis based on certain financial metrics, including betas, for Shyft and the Selected Companies. Taking into account approximately 35.34 million shares of Shyft Common Stock on a fully diluted basis as provided by Shyft management using the treasury stock method, Deutsche Bank calculated that these ranges of implied aggregate enterprise value resulted in ranges of implied value per share of Shyft Common Stock of approximately $15.15 to $17.90 per share excluding Blue Arc and approximately $20.05 to $23.50 per share including Blue Arc.

Deutsche Bank also performed a DCF analysis for the Aebi Schmidt Management Case. Deutsche Bank calculated the DCF values as the sum of the net present values of (i) the estimated future unlevered after-tax cash flows that Aebi Schmidt will generate for the period 2024 through 2028 plus (ii)the terminal value of Aebi Schmidt at the end of such period. The terminal values for Aebi Schmidt were calculated based on projected EBITDA for 2028 and a range of multiples of 7.5x to 8.5x. Deutsche Bank selected such multiples based on its review of the trading characteristics of the common stock of the Selected Companies. Deutsche Bank used discount rates ranging from 11.5% to 12.5% to derive a range of implied total enterprise value for Aebi Schmidt of approximately $1,015 million to $1,145 million. Deutsche Bank noted that (a) the present value of the terminal value of Aebi Schmidt ranged from approximately $725 million to approximately $850 million, and (b) the present value of the free cash flows of Aebi Schmidt ranged from approximately $290 million to approximately $295 million. Assuming net indebtedness of approximately $394 million for Aebi Schmidt as of September 30, 2024, as provided by Aebi Schmidt management (net of cash to be paid by Aebi Schmidt for its acquisition of Ladog), Deutsche Bank derived ranges of implied aggregate equity value of Aebi Schmidt of approximately $620 million to $750 million. The foregoing discount rates were derived using a weighted average cost of capital analysis based on certain financial metrics, including betas, for Aebi Schmidt and the Selected Companies.

2.
The seventh paragraph under the section captioned “Opinion of Shyft’s Financial Advisor” starting on page 84 of the Proxy Statement is hereby supplemented by amending and restating such paragraph as follows:

Shyft engaged Deutsche Bank as its financial advisor in connection with the Transactions based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. Pursuant to an engagement letter, dated as of October 30, 2024, by and between Shyft and Deutsche Bank, Shyft has agreed to pay Deutsche Bank aggregate fees, a substantial portion of which is to be determined based on the aggregate consideration to be received by Shyft shareholders and is contingent upon consummation of the Transactions. ~~As part of these aggregate fees, Shyft paid Deutsche Bank$1.5 million upon the delivery of Deutsche Bank’s opinion (or such fees would have been paid pursuant to such engagement letter if Deutsche Bank had advised Shyft that it was unable to render its opinion)~~. Based on Shyft's closing share price on June 4, 2025, Deutsche Bank's advisory fee would be approximately $7.2 million, of which $1.5 million was previously paid by Shyft when Deutsche Bank rendered its fairness opinion to the Shyft Board of Directors (or such fees would have been paid pursuant to Shyft's engagement letter with Deutsche Bank if Deutsche Bank had advised Shyft that it was unable to render its opinion), and the remainder of Deutsche Bank's advisory fee will be paid at the Closing. Shyft has also agreed to reimburse Deutsche Bank for reasonable and documented fees, expenses and disbursements of Deutsche Bank’s counsel and all of Deutsche Bank’s reasonable and documented travel and other out-of-pocket expenses incurred in connection with the Transactions or otherwise arising out of the retention of Deutsche Bank under the engagement letter. Shyft has also agreed to indemnify Deutsche Bank and certain related persons to the fullest extent lawful against certain liabilities arising out of its engagement or the Transactions.

3.
A new paragraph captioned “Executive Retention; Employment Matters” under the section captioned “The Merger” of the Proxy Statement is hereby inserted immediately following the paragraph captioned “The Merger – Background of the Merger”

“Executive Retention; Employment Matters”

In approving the Merger Agreement and the Transactions, Shyft’s Board and the Human Resources and Compensation Committee (the “HRCC”) of Shyft’s Board reviewed, among other things, issues related to executive retention and related employment matters. Both Shyft’s Board and the HRCC sought to incentivize certain executive officers of Shyft to continue their employment with Aebi Schmidt through and following the Merger. Shyft’s Board and the HRCC understood and considered that, in the event that an executive incurred (i) material and permanent diminution in the executive’s position, authority, duties or responsibilities, (ii) a material reduction in the aggregate value of the executive’s base salary and incentive opportunity or (iii) a permanent reassignment to a principal work site that is more than 40 miles from the executive’s current work site, any such event would entitle the executive to resign for Good Reason as described in The Shyft Group, Inc. Executive Severance Plan. See “Interests of Shyft’s Executive Officers and Non-Employee Directors in the Merger – Executive Severance Plan.” The HRCC also considered laws applicable to Swiss-domiciled companies, often referred to as the Minder rules, that would impact the structure of severance benefits for any executives of Shyft appointed to the management board or the executive board of Aebi Schmidt following the Merger.

Through discussions with Aebi Schmidt, it was understood that Mr. Dunn would likely not be provided a role with Aebi Schmidt that would be commensurate with his title of Chief Executive Officer of Shyft. The HRCC and the Board also determined that taking measures designed to retain Joshua Sherbin and Jacob Farmer during the period between signing and closing was important in order to facilitate the actions needed to close the Merger and would likely be important to the success of Aebi Schmidt following the Merger. Working with its independent compensation consultant, the HRCC determined to approve certain retention compensation arrangements for Messrs. Sherbin and Farmer. See “Interests of Shyft’s Executive Officers and Non-Employee Directors in the Merger – Special Cash Retention and Restricted Stock Awards.” In May 2025 Mr. Sherbin informed the Board and Aebi Schmidt that if the Merger is consummated, he intended to resign his employment for Good Reason pursuant to the Company’s Executive Severance Plan. Thereafter, on May 19, 2025, Shyft and Mr. Sherbin entered into a transition and separation agreement pursuant to which, among other things, Mr. Sherbin agreed to forfeit all of the restricted shares of Shyft Common Stock that he was granted and retained in December 2024 (and any Merger consideration related to those shares), as well to repay and/or forfeit all of the retention award that he was granted in December 2024.

4.
The fourth and sixth paragraphs on page 66, the last paragraph on page 68, the tenth paragraph on page 70, the third, fifth and eighth paragraphs on page 71, in each case, under the section captioned “The Merger – Background of the Merger” starting on page 65 of the Proxy Statement are hereby supplemented by amending and restating such paragraphs as follows:

Over the course of the second half of 2022 through the first fiscal quarter of 2023, Shyft received inquiries from Company A regarding a potential business collaboration or a strategic transaction with Shyft. On September 22, 2022, to facilitate the exploration of such potential strategic transaction, Shyft and Company A executed a confidentiality agreement, which included customary non-disclosure and non-use provisions and a customary standstill provision that would terminate if, among other things, Shyft entered into an agreement providing for the acquisition of Shyft by a third party. The confidentiality agreement with Company A also included a “don’t ask, don’t waive” provision, which prohibits Company A from publicly requesting an amendment or waiver of the standstill restrictions in the Initial Confidentiality Agreement during the standstill period. Following the execution of the confidentiality agreement with Company A, representatives of Shyft and Company A held a series of preliminary discussions regarding a potential business collaboration or a strategic transaction. In August 2023, Company A consummated an alternative transaction with a third party and discontinued further communications with Shyft or its representatives until representatives of Deutsche Bank held the videoconference call with representatives of Company A on November 4, 2024, as discussed in further detail below.

On January 16, 2023, to facilitate the parties’ further discussions and the exchange of certain information in connection with a potential transaction, Shyft and Aebi Schmidt entered into a mutual Confidentiality Agreement (the “Initial Confidentiality Agreement”).The Initial Confidentiality Agreement included customary non-disclosure and non-use provisions and a customary standstill provision that would terminate if, among other things, Shyft entered into an agreement providing for the acquisition of Shyft by a third party. The Initial Confidentiality Agreement also included a “don’t ask, don’t waive” provision, which prohibits Aebi Schmidt from publicly requesting an amendment or waiver of the standstill restrictions in the Initial Confidentiality Agreement during the standstill period.

On September 30, 2024, Aebi Schmidt and Shyft entered into the Confidentiality Agreement to extend the term of the Initial Confidentiality Agreement until September 30, 2026. The amended Confidentiality Agreement contained substantially the same terms as the Initial Confidentiality Agreement, including customary mutual non-disclosure and non-use provisions and a customary standstill provision that would terminate if, among other things, Shyft entered into an agreement providing for the acquisition of Shyft by a third party. The amended Confidentiality Agreement with Aebi Schmidt also included the same “don’t ask, don’t waive” provision contained in the Initial Confidentiality Agreement. On October 1, 2024, the parties held a joint videoconference call between Messrs. Fruithof, Schenkirsch, Schewerda, Dunn, Sherbin, Farmer and VanDieren and representatives from Deutsche Bank and Alantra, during which each team shared presentations to progress discussions with respect to a potential strategic transaction, which included a review and discussion of Shyft’s and Aebi Schmidt’s respective businesses and financial forecasts.

Also on November 1, 2024, at the direction of Shyft’s Board and management, Deutsche Bank commenced outreach to third parties in connection with a pre-signing market check to gauge interest in a potential strategic transaction with Shyft. Deutsche Bank initially approached six (6) third parties on a no-names basis to gauge interest in a potential strategic transaction. As part of the outreach, Deutsche Bank distributed form confidentiality agreements containing customary confidentiality, standstill and non-use provisions to such third parties. The form confidentiality agreements did not include “don’t ask, don’t waive” provisions prohibiting Shyft’s counterparties from publicly requesting an amendment or waiver of the standstill restrictions in the form confidentiality agreements during the standstill period.

On November 5, 2024, representatives of Deutsche Bank held another call with representatives of Company A to further discuss whether Company A had potential interest in a strategic transaction. During the videoconference, representatives of Company A informed representatives of Deutsche Bank that Company A would not pursue a potential strategic transaction at that time due to Company A’s focus on other internal initiatives and its existing acquisition strategy to pursue strategic opportunities with higher profitability. Later that same day, certain representatives of Company E executed a negotiated confidentiality agreement with Shyft. The confidentiality agreement with Company E included customary non-disclosure and non-use provisions and a customary standstill provision that would terminate if, among other things, Shyft entered into an agreement providing for the acquisition of Shyft by a third party. The confidentiality agreement with Company E did not include a “don’t ask, don’t waive” provision prohibiting Company E from publicly requesting an amendment or waiver of the standstill restrictions in the confidentiality agreement during the standstill period. By its terms, the standstill expired upon the announcement of Shyft’s entry into the Merger Agreement.

On November 7, 2024, representatives of Company F and Company B each executed their respective negotiated confidentiality agreements with Shyft. Each of the confidentiality agreement with Company F and Company B included customary non-disclosure and non-use provisions and a customary standstill provision that would terminate if, among other things, Shyft entered into an agreement providing for the acquisition of Shyft by a third party. The confidentiality agreements with Company F and Company B did not include “don’t ask, don’t waive” provisions prohibiting Company F or Company B from publicly requesting an amendment or waiver of the standstill restrictions in the applicable confidentiality agreement during the standstill period. By its terms, each standstill expired upon the announcement of Shyft’s entry into the Merger Agreement.

On November 10, 2024, representatives of Company C executed a negotiated confidentiality agreement with Shyft. The confidentiality agreement with Company C included customary non-disclosure and non-use provisions and a customary standstill provision that would terminate if, among other things, Shyft entered into an agreement providing for the acquisition of Shyft by a third party. The confidentiality agreement with Company C did not include a “don’t ask, don’t waive” provision prohibiting Company C from publicly requesting an amendment or waiver of the standstill restrictions in the confidentiality agreement during the standstill period. By its terms, the standstill expired upon the announcement of Shyft’s entry into the Merger Agreement.